SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2004

CALL-NET ENTERPRISES INC.

(Name of registrant)

2235 Sheppard Avenue East
Suite 1800
North York, Ontario
Canada M2J 5G1
(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ]	Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CALL-NET ENTERPRISES INC.

Date: March 16, 2004	By:	/s/ George Malysheff

	Name:	George Malysheff
	Title:	Senior Vice President, Chief Legal Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated November 11, 2003 - Sprint Canada and Gryphon Networks Join Forces to Help Businesses in Canada Comply with U.S. Do Not Call Regulations

99.2	Press Release dated November 18, 2003 - Sprint Canada Is Calling The Shots

99.3	Press Release dated November 19, 2003 - Sprint Canada to Host Webcast about Do Not Call Legislation and its Impact on Businesses in Canada

99.4	Press Release dated November 27, 2003 - Call-Net encourages the CRTC to quickly address the problems identified in its report on the state of competition in Canadian telecommunications

99.5	Press Release dated January 13, 2004 - Oppenheimer selects Sprint Canada to design, integrate and manage its IP communication service needs

99.6	Press Release dated January 27, 2004 - Call-Net Enterprises believes today’s CRTC decision to promote local residential competition benefits consumers

99.7	Press Release dated February 2, 2004 - Notification of Call-Net Enterprises’ 2003 annual results release and related conference call - February 25, 2004

99.8	Press Release dated February 23, 2004 - Call-Net Enterprises Inc. - Year End Results - February 25, 2004

99.9	Press Release dated February 25, 2004 - Call-Net Enterprises Inc. - Year End Results - February 25, 2004

99.10	Press Release dated February 25, 2004 - Call-Net Reports Fourth Quarter and Year-End Results for 2003

99.11	Press Release dated March 2, 2004 - Call-Net Enterprises Repurchases Senior Secured Notes

99.12	Call-Net’s Financial statements and interim management discussion and analysis for the three months ending December 31, 2003